UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number: 001-36582

Auris Medical Holding AG

(Exact name of registrant as specified in its charter)

Bahnhofstrasse 21

6300 Zug, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG

By:	/s/ Hernan Levett
	Name:	Hernan Levett
	Title:	Chief Financial Officer

Date: February 9, 2018

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated February 9, 2018
99.2	Letter to Shareholders dated February 9, 2018
99.3	Merger Agreement between Auris Medical Holding AG and Auris Medical NewCo Holding AG dated February 9, 2018
99.4	Merger Report dated February 9, 2018
99.5	Merger Auditor Report dated February 9, 2018
99.6	Interim Audited Statutory Financial Statements of Auris Medical Holding AG as of September 30, 2017 including auditor report
99.7	Opening Statutory Balance sheet of Auris Medical NewCo Holding AG dated January 30, 2018
99.8	Audited Consolidated Financial Statements of Auris Medical Holding AG for the years 2016, 2015 and 2014 including auditor reports and Audited Statutory Stand-Alone Financial Statements of Auris Medical Holding AG for the years 2016, 2015, 2014 including auditor reports
99.9	2017 Compensation Report
99.10	Proxy Card for the Extraordinary General Meeting of Shareholders on March 12, 2018